Exhibit 21.1

Subsidiaries of Strive, Inc.

Name of Subsidiary	Jurisdiction of Organization
Strive Enterprises, Inc.	Ohio
Strive Asset Management, LLC	Ohio
Strive Advisory, LLC	Ohio
Strive Operating, LLC	Ohio